Exhibit 99.1

Progen Pharmaceuticals Commences Entitlements Offer

Brisbane, Australia.  10 May 2007: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today lodged a copy of the 1:9 entitlements offer prospectus with SEC. The entitlements offer represents the issue of one (1) fully paid share for every nine (9) existing shares to raise approximately A$34.1 million (US$28.2 million), before costs.

The offer totals approximately 5.9 million shares, at an offer price of A$5.74 to ASX-listed shareholders and US$4.75 to NASDAQ-listed shareholders. The offer is underwritten by Bell Potter and eG Capital and is expected to close on 18 June 2007.

The offer includes one free option, or warrant, for every two shares subscribed for at an exercise price of A$8.40. These options expire on 28 May 2010.

Any shareholder who wishes to acquire new shares as part of the offer will need to complete the acceptance form accompanying the prospectus both of which are due to be despatched on Thursday 24 May 2007.

The capital raised, combined with the completed the sale of 6.9 million shares of common stock to U.S. and European institutional and other investors announced previously will be used toward funding the upcoming Phase 3 clinical development of PI-88 in post-resection liver cancer, the conduct of clinical trials of PI-88 in other indications, the development of our portfolio of other compounds and to facilitate in-licensing or acquiring other technologies.

Key Dates for Entitlements Offer:

•                  Lodgment of Prospectus with ASX, ASIC and SEC — Thursday 10 May 2007;

•                  Shares trade ‘ex-entitlement’ — Tuesday 15 May 2007;

•                  Record Date to determine entitlements — Monday 21 May 2007

•                  Prospectus and Acceptance Form despatch — anticipated by Thursday 24 May 2007; and

•                  Close of Entitlements Offer — 5 pm Monday 18 June 2007.

“The financing will enable us to advance our lead product PI-88 for liver cancer into Phase 3 trials in the second half of this year — in line with our stated timetable, and support the continued development of our drug development pipeline,” said Justus Homburg, Chief Executive Officer of Progen Pharmaceuticals. “We are pleased with the support from investors for the future success of the Company.”

About Progen: Progen Pharmaceuticals Limited (formerly Progen Industries Limited) is an Australian-based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule therapeutics primarily for the treatment of cancer.

ABN 82 010 975 612

Progen’s three key areas of focus are:

•                      Clinical Development - via a focused clinical trial program involving its two compounds PI-88 and PI-166.

•                      Drug Discovery - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.

•                      Manufacturing Services — PI-88 manufacturing development and supply for the clinical program and contract manufacturing services.

Keywords - Progen Pharmaceuticals, PI-88

Progen Information:
Justus Homburg Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: justus.homburg@progen.com.au	Linton Burns Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: linton.burns@progen.com.au

Media and Investor Relations Australia:
Rebecca Piercy Buchan Consulting T: +61 2 9237 2800 / 0422 916 422 E: rpiercy@bcg.com.au	Rebecca Wilson Buchan Consulting T: +61 417 382 391 E: rwilson@bcg.com.au

Media Relations USA:	Investor Relations USA:
Robert D. Stanislaro FD T: 212-850-5657 E: robert.stanislaro@fd.com	Evan Smith FD T: 212-850-5606 E: Evan.smith@fd.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration prior to the commercialization of any of our product candidates, including PI-88, the risk that the Phase 2 study results described herein are not predictive of the Phase 3 studies which we intend to initiate, risks attendant to delays in obtaining the necessary approvals for clinical testing of our product candidates, risks associated with delays in patient recruitment for our planned Phase 3 clinical and other trials, delays in the conduct and completion of our clinical trials, in particular our planned phase 3 clinical trials for PI-88, risks associated with our failure to demonstrate adequate efficacy and safety data in our planned phase 3 clinical trials to advance the development of PI-88, risks associated with our inability or failure to meet applicable regulatory standards and receive regulatory approval for commercialization of PI-88, risks associated with the market acceptance of PI-88, PI-166 and any of our other product candidates, if approved for commercialization, risks associated with our inability to manufacture or otherwise obtain adequate supplies of PI-88, our future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in our filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.